UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2024

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62 - NIRE 35.3.0015881-4

MATERIAL FACT

Telefônica Brasil S.A. (B3: VIVT3; NYSE: VIV) (“Company”), in the form and purposes of article 157, Paragraph 4, of Law No. 6,404/1976, and CVM Resolution No. 44/2021, in continuity to the Material Fact disclosed on May 24th, 2024, hereby informs its shareholders and market in general, that, at a meeting held on June 26th, 2024, the Company’s Board of Directors approved the proposed terms and conditions for the Self-Composition Agreement for Adaptation of the STFC Concession Contracts to an Authorization instrument, which aims to adapt the concession regime of the Switched Fixed Telephone Service (STFC) to authorization (“Agreement”), negotiated within the scope of the Negotiation Commission, formed between representatives, on one side, by the Company, and, on the other, by the National Telecommunications Agency - ANATEL, the Federal Audit Court – TCU, and Federal Government, through the Ministry of Communications.

The Agreement implies: (i) the termination of administrative and judicial proceedings related to the STFC Concession currently pending before ANATEL and/or respective courts; (ii) the withdrawal of the arbitral proceedings filed by the Company against ANATEL; (iii) the Company's commitment to public interest pledges to be fulfilled within a period of up to 10 years; and (iv) a guarantee of maintaining the STFC in certain locations in the State of São Paulo until 2028.

The Agreement is subject to obtaining the final and definitive approval from TCU and the Federal General Solicitor - AGU. Once obtained, and provided that the proposed terms and conditions of the Agreement approved by the Board of Directors are maintained by the TCU and AGU, the Company's Management will be authorized to carry out all actions and enter into the Agreement, as well as the documents necessary for the implementation of the Agreement and its terms.

São Paulo, June 26th, 2024.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil - Investor Relations

Email: ir.br@telefonica.com

https:/ri.telefonica.com.br/en

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	June 26, 2024	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director